Exhibit 99.1

CYREN LTD. AND ITS SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2018

U.S. DOLLARS IN THOUSANDS

UNAUDITED

INDEX

Page

Condensed Consolidated Balance Sheets	2 - 3

Condensed Consolidated Statements of Operations	4

Condensed Consolidated Statements of Comprehensive Loss	5

Condensed Statements of Changes in Shareholders’ Equity	6

Condensed Consolidated Statements of Cash Flows	7 - 8

Notes to Interim Condensed Consolidated Financial Statements	9 - 23

- - - - - - - - - - - - -

CYREN LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30,	December 31,
	2018	2017
	Unaudited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$16,627	$23,981
Trade receivables (net of allowances for doubtful accounts of $277 and $445 as of June 30, 2018 and December 31, 2017, respectively)	2,659	2,890
Deferred commissions	739	-
Prepaid expenses and other receivables	2,015	1,339

Total current assets	22,040	28,210

LONG-TERM ASSETS:
Long-term deferred commissions	1,355	-
Long-term restricted lease deposits	853	379
Severance pay fund	497	714
Property and equipment, net	3,626	2,787
Intangible assets, net	10,478	11,018
Goodwill	20,758	21,128

Total long-term assets	37,567	36,026

Total assets	$59,607	$64,236

The accompanying notes are an integral part of the interim consolidated financial statements.

CYREN LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	June 30,	December 31,
	2018	2017
	Unaudited
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables	$976	$1,017
Employees and payroll accruals	3,500	3,239
Accrued expenses and other liabilities	1,249	1,012
Earn-out consideration	2,933	3,588
Deferred revenues	7,948	5,032

Total current liabilities	16,606	13,888

LONG-TERM LIABILITIES:
Deferred revenues	539	524
Deferred tax liability	1,234	1,355
Accrued severance pay	572	930
Other liabilities	501	438

Total long-term liabilities	2,846	3,247

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY:
Ordinary shares nominal value ILS 0.15 par value -
Authorized: 75,353,340 shares at June 30, 2018 (unaudited) and December 31, 2017; Issued: 54,405,881 shares at June 30, 2018 (unaudited) and December 31, 2017; Outstanding: 53,524,247 and 53,375,854 shares at June 30, 2018 (unaudited) and December 31, 2017, respectively	2,097	2,097
Additional paid-in capital	245,176	244,609
Treasury shares at cost – 881,634 and 1,030,027 Ordinary shares at June 30, 2018 and December 31, 2017, respectively	(2,762)	(3,312)
Accumulated other comprehensive loss	(1,502)	(1,195)
Accumulated deficit	(202,854)	(195,098)

Total shareholders’ equity	40,155	47,101

Total liabilities and shareholders’ equity	$59,607	$64,236

The accompanying notes are an integral part of the interim consolidated financial statements.

CYREN LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Six months ended June 30,
	2018	2017
	Unaudited

Revenues	$16,826	$15,716
Cost of revenues	7,014	5,831

Gross profit	9,812	9,885

Operating expenses:

Research and development, net	7,019	4,643
Sales and marketing	8,202	7,324
General and administrative	3,985	3,242

Total operating expenses	19,206	15,209

Operating loss	(9,394)	(5,324)

Other income (loss), net	(17)	451
Financial expenses, net	(98)	(205)

Loss before taxes on income	(9,509)	(5,078)
Tax benefit	94	97

Loss	$(9,415)	$(4,981)

Basic and diluted loss per share	$(0.18)	$(0.06)

Weighted average number of shares used in computing basic loss per share	53,414	39,135

Weighted average numbers of shares used in computing diluted loss per share	53,414	39,135

The accompanying notes are an integral part of the interim consolidated financial statements.

CYREN LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands

	Six months ended June 30,
	2018	2017
	Unaudited

Loss	$(9,415)	$(4,981)

Other comprehensive income (loss):

Foreign currency translation adjustments	(307)	1,002

Comprehensive loss	$(9,722)	$(3,979)

The accompanying notes are an integral part of the interim consolidated financial statements.

CYREN LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands, except share data

	Number of outstanding ordinary shares	Share capital	Additional paid-in capital	Treasury shares	Accumulated other comprehensive income (loss) (*)	Accumulated deficit	Total

Balance as of January 1, 2017	39,174,272	$1,497	$216,147	$(3,867)	$(2,851)	$(179,188)	$31,738

Issuance of shares upon private offering ($1.85 per share), net of $631 issuance expenses	10,595,521	452	18,519	-	-	-	18,971
Issuance of shares upon conversion of convertible notes and accrued interest on account of the convertible notes	3,456,407	148	8,083	-	-	-	8,231
Issuance of treasury shares upon exercise of options and vesting of restricted share units	149,654	-	(200)	555	-	(262)	93
Stock-based compensation related to employees, directors and consultants	-	-	2,060	-	-	-	2,060
Other comprehensive income	-	-	-	-	1,656	-	1,656
Loss	-	-	-	-	-	(15,648)	(15,648)

Balance as of December 31, 2017	53,375,854	2,097	244,609	(3,312)	(1,195)	(195,098)	47,101

Issuance of treasury shares upon exercise of options and vesting of restricted share units	148,393	-	(106)	550	-	(152)	292
Stock-based compensation related to employees, directors and consultants	-	-	673	-	-	-	673
Other comprehensive loss	-	-	-	-	(307)	-	(307)
Cumulative effect of accounting change	-	-	-	-	-	1,811	1,811
Loss	-	-	-	-	-	(9,415)	(9,415)

Balance as of June 30, 2018 (unaudited)	53,524,247	$2,097	$245,176	$(2,762)	$(1,502)	$(202,854)	$40,155

(*)	Relates to foreign currency translation adjustments.

The accompanying notes are an integral part of the interim consolidated financial statements.

CYREN LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,
	2018	2017
	Unaudited
Cash flows from operating activities:

Loss	$(9,415)	$(4,981)
Adjustments to reconcile loss to net cash used in operating activities:
Loss on disposal of property and equipment	14	1
Depreciation	996	555
Stock-based compensation	673	561
Amortization of intangible assets	2,097	1,959
Amortization of deferred commissions	596	-
Accretion of discount on convertible notes	-	171
Change in fair value of embedded conversion feature on convertible notes	-	(267)
Other income related to investment in affiliate	-	(450)
Other expenses related to the earn-out consideration	52	64
Deferred taxes, net	(95)	(95)

Changes in assets and liabilities:

Trade receivables	315	(389)
Prepaid expenses and other receivables	(698)	(849)
Deferred commissions	(879)	-
Change in long-term lease deposits	(115)	(5)
Trade payables	(69)	9
Employees and payroll accruals, accrued expenses and other liabilities	331	255
Deferred revenues	2,930	(546)
Accrued severance pay, net	(141)	53
Other long-term liabilities	70	-

Net cash used in operating activities	(3,338)	(3,954)

Cash flows from investing activities:

Capitalization of technology, net of grants received	(1,460)	(1,509)
Proceeds from sale of investment in affiliate	-	450
Purchase of property and equipment	(1,833)	(473)

Net cash used in investing activities	(3,293)	(1,532)

The accompanying notes are an integral part of the interim consolidated financial statements.

CYREN LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,
	2018	2017
	Unaudited
Cash flows from financing activities:

Proceeds from convertible notes	-	6,300
Payment of earn-out consideration	(604)	-
Proceeds from options exercised	292	67

Net cash provided by (used in) financing activities	(312)	6,367

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(51)	88

Increase (decrease) in cash, cash equivalents and restricted cash	(6,994)	969
Cash, cash equivalents and restricted cash at the beginning of the period	24,228	10,846

Cash, cash equivalents and restricted cash at the end of the period	$17,234	$11,815

Supplemental disclosure of non-cash transactions:

Purchase of property and equipment by credit	$(24)	$(17)

Net change in accrued payroll expenses related to capitalization of technology	$(182)	$(230)

Reconciliation of cash, cash equivalents and restricted cash as shown in the condensed consolidated statements of cash flow:

Cash and cash equivalents	$16,627	$11,568
Restricted cash included in long-term restricted lease deposits	607	247

Total cash, cash equivalents and restricted cash	$17,234	$11,815

The accompanying notes are an integral part of the interim consolidated financial statements.

CYREN LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:- GENERAL

Cyren Ltd. (henceforth “Cyren”) was incorporated under the laws of the State of Israel on February 10, 1991 and its legal form is a company limited by shares. Cyren listed its shares to the public on July 15, 1999 under the name Commtouch Software Ltd. and changed its legal name to Cyren Ltd. in January 2014. Cyren and its subsidiaries, unless otherwise indicated will be referred to in these consolidated financial statements as the “Company”.

The Company is engaged in developing and marketing information security solutions for protecting web, email and mobile transactions. The Company sells its cloud-based solutions worldwide, in both embedded and Security-as-a-Service models, to Original Equipment Manufacturers (“OEMs”), service providers and enterprises. The Company operates in one reportable segment, which constitutes its reporting unit.

NOTE 2:- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.	Interim Financial Statements

The accompanying consolidated balance sheet as of June 30, 2018, the consolidated statements of operations, the consolidated statements of comprehensive loss and the consolidated statements of cash flows for the six months ended June 30, 2018 and 2017, as well as the statement of changes in shareholders’ equity for the six months ended June 30, 2018, are unaudited. These unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission regarding interim financial reporting. In management’s opinion, the unaudited interim consolidated financial statements include all adjustments of a normal recurring nature necessary for the fair presentation of the Company’s financial position as of June 30, 2018, as well as its results of operations and cash flows for the six months ended June 30, 2018 and 2017. The results of operations for the six months ended June 30, 2018 are not necessarily indicative of the results to be expected for the year ending December 31, 2018.

b.	Significant accounting policies

The accompanying unaudited interim financial statements should be read in conjunction with the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on April 27, 2018.

Other than the change described below, there have been no changes to the significant accounting policies described in the Annual Report on Form 20-F for the fiscal year ended December 31, 2017 that have had a material impact on the unaudited interim consolidated financial statements and related notes.

CYREN LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

c.	Use of estimates:

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions. The Company’s management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, the Company’s management evaluates estimates, including those related to fair value and useful lives of intangible assets, fair value of earn-out liabilities, valuation allowance on deferred tax assets, income tax uncertainties, fair values of stock-based awards, other contingent liabilities and estimates used in applying the revenue recognition policy. Such estimates are based on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

d.	New accounting pronouncements not yet adopted:

In February 2016, the FASB issued ASU 2016-02, “Leases”, on the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e., lessees and lessors). The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight line basis over the term of the lease, respectively. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for in a manner similar to the accounting under existing guidance for operating leases today. The new standard requires lessors to account for leases using an approach that is substantially equivalent to existing guidance for sales-type leases, direct financing leases and operating leases. ASC 842 supersedes the previous leases standard, ASC 840, “Leases”. In July 2018, the FASB also issued ASU 2018-11, Targeted Improvements to Topic 842, which provides an alternative transition method at the transition date, allowing entities to recognize a cumulative effect adjustment to the opening balance of retained earnings upon adoption. The guidance is effective for the interim and annual periods beginning on or after December 15, 2018, and early adoption is permitted. The Company is currently assessing the impact of the adoption of this standard on its consolidated financial statements and footnote disclosures.

CYREN LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In July 2018, the FASB issued ASU 2018-07, “Compensation - Stock Compensation (Topic 718) - Improvements to Non-employee Share-based Payment Accounting.” ASU 2018-07 was issued to simplify several aspects of the accounting for nonemployee share-based payment transactions resulting from expanding the scope of Topic 718, Compensation - Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The amendments specify that Topic 718 applies to all share-based payment transactions in which a grantor acquires goods or services to be used or consumed in a grantor’s own operations by issuing share-based payment awards. The ASU is effective for fiscal years beginning after December 15, 2018 and interim periods within those fiscal years. Early adoption is permitted. The Company is currently assessing the impact of the adoption of this standard on its condensed consolidated financial statements and footnote disclosures.

In January 2017, the FASB issued ASU 2017-04, Intangibles-Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. ASU 2017-04 eliminates step two of the goodwill impairment test and specifies that goodwill impairment should be measured by comparing the fair value of a reporting unit with its carrying amount. Additionally, the amount of goodwill allocated to each reporting unit with a zero or negative carrying amount of net assets should be disclosed. ASU 2017-04 is effective for annual or interim goodwill impairment tests performed in fiscal years beginning after December 15, 2019, and early adoption is permitted. The Company is in the process of evaluating the impact of this new guidance.

f.	Recently issued and adopted pronouncements:

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, which provides guidance with the intent of reducing diversity in practice in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The Company adopted ASU 2016-15 during 2018. The adoption of this new guidance had no impact on the Company’s condensed consolidated balance sheets, statements of income and cash flows

In May 2014, the FASB issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers Topic 606. The standard replaced the revenue recognition guidance in U.S. GAAP under Topic 605, and was required to be applied retrospectively to each prior period presented, or applied using a modified retrospective method with the cumulative effect recognized in the beginning retained earnings during the period of initial application. Subsequently, the FASB issued several additional ASUs related to ASU No. 2014-09, collectively they are referred to as the “new revenue standards”, which became effective for the Company beginning January 1, 2018. The Company adopted the standard using the modified retrospective method applied to those contracts which were not substantially completed as of the adoption date. See “Revenue Recognition” below for further details.

CYREN LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Revenue recognition

Effective January 1, 2018, the Company adopted the requirements of ASC 606 under the modified retrospective method of transition which was applied to all customer contracts that were not completed on the effective date of ASC 606. The Company implemented internal controls and key system functionality to enable the preparation of financial information on adoption. The adoption of ASC 606 resulted in changes to the Company’s accounting policies for revenue recognition previously recognized under ASC 605 as detailed below.

Revenue recognition Policy

The Company derives its revenues from the sale of real-time cloud-based services for each of Cyren’s email security, web security, antimalware and advanced threat protection offerings. The Company sells all of its solutions as subscription services, either through OEMs, which are considered end-users, or as complete security services directly to enterprises.

The Company recognizes revenue under the core principle that transfer of control to the Company’s customers should be depicted in an amount reflecting the consideration the Company expects to receive in revenue. In order to achieve that core principle, the Company applies the following five-step approach:

1)	Identification of the contract, or contracts, with the customer - The Company considers the terms and conditions of the contract and its customary business practice in identifying its contracts under ASC 606. The Company determines it has a contract with a customer when the contract is approved, the Company can identify each party’s rights regarding the services and products to be transferred, the Company can identify the payment terms for the services and products, the Company has determined the customer has the ability and intent to pay and the contract has commercial substance. At contract inception, the Company evaluates whether two or more contracts should be combined and accounted for as a single contract and whether the combined contract or single contract includes more than one performance obligation. The Company applies judgment in determining the customer’s ability and intent to pay, which is based on a variety of factors, including the customer’s historical payment experience or, in the case of a new customer, credit and financial information pertaining to the customer.

2)	Identification of the performance obligation in the contract - Performance obligations promised in a contract are identified based on the services or products that will be transferred to the customer that are both i) capable of being distinct, whereby the customer can benefit from the service or product either on its own or together with other resources that are readily available from third parties or from the Company, and ii) distinct in the context of the contract, whereby the transfer of the services or products is separately identifiable from other promises in the contract. To the extent a contract includes multiple promised services or products, the Company applies judgment to determine whether promised services or products are capable of being distinct and distinct in the context of the contract. If these criteria are not met the promised services or products are accounted for as a combined performance obligation.

CYREN LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

3)	Determination of the transaction price - The transaction price is determined based on the consideration to which the Company expects to be entitled in exchange for transferring services and products to the customer. Variable consideration is included in the transaction price if, in the Company’s judgment, it is probable that a significant future reversal of cumulative revenue under the contract will not occur. Generally, the Company does not provide price protection, stock rotation, rebates, or right of return. None of the Company’s contracts contain a significant financing component.

4)	Allocation of the transaction price to the performance obligations in the contract - If the contract contains a single performance obligation, the entire transaction price is allocated to the single performance obligation. Contracts that contain multiple performance obligations require an allocation of the transaction price to each performance obligation based on a relative standalone selling price, or SSP, basis.

5)	Recognition of revenue when, or as, the Company satisfies a performance obligation - The Company recognizes revenue when control of the services or products are transferred to the customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services or products. The Company records its revenue net of any value added or sales tax.

Subscription Service Revenue - Subscription service revenue is derived from a subscription-based licensing model with contract terms typically ranging from one to three years, and consists of (1) subscription fees from the licensing of the Company’s security-as-a-service platform or Threat Intelligence Services and (2) subscription fees for software with support and related future updates where the software updates are critical to the customers’ ability to derive benefit from the software due to the fast changing nature of the technology. These function together as one performance obligation. The hosted on-demand service arrangements do not provide customers with the right to take possession of the software supporting the hosted services. Support revenue is derived from ongoing security updates, upgrades, bug fixes, and maintenance. A time-elapsed method is used to measure progress because the Company transfers control evenly over the contractual period. Accordingly, the fixed consideration related to subscription service revenue is generally recognized on a straight-line basis over the contract term beginning on the date access is provided, as long as other revenue recognition criteria have been met. Most of the company’s contracts are non-cancelable over the contract term. Customers typically have the right to terminate their contract for cause if the Company fails to perform in accordance with the contractual terms. Some of the Company’s customers have the option to purchase additional subscription services at a stated price. These options are evaluated on a case-by-case basis but generally do not provide a material right as they are priced at or above the Company’s SSP and, as such, would not result in a separate performance obligation.

CYREN LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Variable Consideration - Revenue from sales is recorded at the net sales price, which is the transaction price, and includes estimates of variable consideration. The amount of variable consideration that is included in the transaction price is constrained, and is included in the net sales price only to the extent that it is probable that a significant reversal in the amount of the cumulative revenue will not occur when the uncertainty is resolved. If the Company’s services or products do not meet certain service level commitments, the Company’s customers are entitled to receive service credits representing a form of variable consideration. The Company has not historically experienced any significant incidents affecting the defined levels of reliability and performance as required by the Company’s subscription contracts. Accordingly, there are no estimated refunds related to these contracts in the condensed consolidated financial statements during the periods presented.

Deferred Revenue - The Company records deferred revenue when cash payments are received in advance of the Company’s performance, and recognizes revenue over the contractual term.

Deferred commissions

The Company capitalizes sales commissions paid to internal sales personnel that are generally incremental to the acquisition of customer contracts. These costs are recorded as deferred commissions on the condensed consolidated balance sheets. The Company determines whether costs should be deferred based on its sales compensation plans, if the commissions are incremental and would not have occurred absent the customer contract. Sales commissions for renewal of a subscription contract are not considered commensurate with the commissions paid for the acquisition of the initial subscription contract given the substantive difference in commission rate between new and renewal contracts. Commissions paid upon the initial acquisition of a contract are amortized over an estimated period of benefit of five years while commissions paid related to renewal contracts are amortized over a contractual renewal period. Amortization is recognized based on the expected future revenue streams under the customer contracts. Amortization of deferred sales commissions is included in sales and marketing expense in the accompanying condensed consolidated statements of operations. The Company determines the period of benefit for commissions paid for the acquisition of the initial subscription contract by taking into consideration factors such as peer estimates of technology lives and customer lives as well as the Company’s own historical data. The Company classifies deferred commissions as current or long-term based on the timing of when the Company expects to recognize the expense. The Company periodically reviews these deferred commission costs to determine whether events or changes in circumstances have occurred that could impact the period of benefit of these deferred contract acquisition costs. There were no material impairment losses recorded during the periods presented.

CYREN LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Impact of Adoption of ASC 606

The cumulative effect of the changes made to our January 1, 2018 balance sheet for the adoption of ASC 606 were as follows:

	Balance as of December 31, 2017	Impact of Adoption	Balance as of January 1, 2018
Current deferred commissions	$-	$682	$682
Long-term deferred commissions	$-	$1,129	$1,129
Accumulated deficit	$(195,098)	$1,811	$(193,287)

In accordance with the requirements of ASC 606, the disclosure for the quantitative effect and the significant changes between the reported results under ASC 606 and those that would have been reported under ASC 605 on our unaudited condensed consolidated income statement and balance sheet was as follows:

	As of June 30, 2018
	As Reported ASC 606	Impact of Adoption	Amounts under ASC 605
Condensed Consolidated Balance Sheet
Current deferred commissions	$739	$739	$-
Long-term deferred commissions	$1,355	$1,355	$-
Accumulated deficit	$(202,854)	$2,094	$(204,948)

	Six months ended June 30, 2018
	As Reported ASC 606	Impact of Adoption	Amounts under ASC 605
Condensed Consolidated Statements of Operations
Sales and Marketing	$8,202	$(242)	$8,444

NOTE 3:- COMMITMENTS AND CONTINGENCIES

a.	Cyren Ltd., which was incorporated in Israel, partially financed its research and development expenditures under programs sponsored by the Israel Innovation Authority (“IIA”) for the support of certain research and development activities conducted in Israel.

CYREN LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:- COMMITMENTS AND CONTINGENCIES (Cont.)

In connection with specific research and development, the Company received $3,699 of participation payments from the IIA through June 30, 2018. In return for the IIA’s participation in this program, the Company is committed to pay royalties at a rate of 3.5% of the program’s developed product sales, up to 100% of the amount of grants received plus interest at annual LIBOR rate. The Company’s total commitment for royalties payable with respect to future sales, based on IIA participations received, net of royalties paid or accrued, totaled $2,978 and $2,734 as of June 30, 2018 and December 31, 2017, respectively. For the six month period ended June 30, 2018 and 2017, $84 and $64, respectively, were recorded as cost of revenues with respect to royalties due to the IIA.

b.	Operating leases:

Certain facilities of the Company are rented under non-cancellable operating lease agreements, which expire on various dates, the latest of which is in 2026.

Facilities rent expenses for the six months ended June 30, 2018 and 2017 were $893 and $824, respectively.

The minimum future lease payments due under the above agreements (and motor vehicle leases, the latest of which expires in 2021), at the exchange rate in effect on June 30, 2018, are as follows:

Year ended December 31,
2018	$1,335
2019	2,046
2020	2,136
2021	2,105
2022 and thereafter	2,064

$9,686

c.	Litigations:

i.	Between 2014 and 2015 the Company entered into arbitral proceedings with the former shareholders of eleven regarding an escrow account and the earn-out consideration related to the purchase agreement of former eleven. With respect to these claims, on March 9, 2017, the arbitrational panel provided their ruling in which it accepted the claims submitted by the former eleven shareholders with respect to the escrow amount and the 2013 earn-out liability. The arbitrational panel also ruled that Cyren pay legal expenses and interest on the claimed amounts, which were reflected in the year ending December 31, 2016 on the Company’s balance sheet and in the consolidated statements of operations under adjustment to earn-out consideration. The 2014 and 2015 earn-out amounts, including accrued interest, which have already been recognized within the earn-out consideration on the Company’s balance sheet, in the amount of $1,832, may be payable on the same basis as set forth in the arbitral ruling.

CYREN LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:- COMMITMENTS AND CONTINGENCIES (Cont.)

The escrow account has been released to the former shareholders. The arbitrational award related to the 2013 earn-out consideration was declared enforceable by the applicable courts in Germany. Accordingly, on May 30, 2018, the Company paid the portion of the earn-out consideration in the amount of $604 that was declared enforceable by the German district court. The Company has not paid an amount of $1,101, and has filed an appeal to the German Federal Supreme Court challenging the enforceability of such amount. As of September 2018, the Company is waiting on the court’s decision with respect to the enforceability of that remaining amount. The Company intends to continue to defend its claims with regards to the earn-out consideration. The Company cannot estimate at this stage the timing and the amounts that will be paid in the future out of the remaining earn-out consideration.

On December 22, 2017, the Company commenced legal proceedings against the German law firm that advised the Company on the purchase agreement of the former eleven, asserting that the law firm provided deficient legal advice which has resulted in an over payment of the earn-out consideration to the former shareholders of eleven, as awarded by the arbitrational panel, and any future amounts that may be enforced relating to the 2014 and 2015 earn-out amounts. The Company cannot estimate the outcome of these proceedings at these early stages.

ii.	On June 28, 2017 a vendor filed a Statement of Claim in the Tel Aviv District Court (the “SOC”). According to the vendor’s SOC, the Company entered into an agreement with the vendor for receipt of services, based on a database developed by the vendor. In September 2015, the Company terminated the agreement with the vendor, effective as of December 31, 2015. The vendor claims that the Company continues to make use of the vendor’s database post termination thus breaching the agreement, infringing on the vendor’s rights and commercial secrets, and being unjustly enriched.

The vendor is claiming license fees of approximately $3,150 and an injunction relief ordering the Company and/or its customers to delete any remaining data and to cease from utilizing such data.

The Company denies all claims and has filed a Statement of Defense on November 15, 2017. Pretrial was scheduled for May 15, 2018. In accordance with the court’s recommendation from November 28, 2017, the parties agreed to examine a non-binding mediation process and have appointed a mediator. The parties agreed to conduct a third party audit of the Company’s databases in the scope of the mediation and the audit is currently being conducted. At this early stage, the Company is unable to make any estimations as to the outcome of this litigation.

NOTE 4:- SHAREHOLDERS’ EQUITY

a.	General:

Ordinary shares confer upon their holders the right to receive notice to participate and vote in general shareholder meetings of the Company and to receive dividends, if declared.

CYREN LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:- SHAREHOLDERS’ EQUITY (Cont.)

b.	Private offering:

On November 6, 2017, the Company completed a private offering to Warburg Pincus, a global private equity firm (“WP”), of 10,595,521 ordinary shares, nominal value ILS 0.15 per share at an offering price of $1.85 per share. The Company received total proceeds of $18,971, which is net of $631 issuance expenses. Subsequent to private offering, WP executed a share tender offer to the Company’s shareholders which was finalized on December 24, 2017, after which WP held approximately 52% of the Company’s shares.

c.	Conversion of convertible notes:

On March 27, 2017 the Company issued $6.3 million aggregate principal amount of convertible notes in a private offering. The notes were unsecured, unsubordinated obligations of Cyren and carried a 5.0% interest rate, payable semi-annually in (i) 50% cash and (ii) 50% cash or ordinary shares at Cyren’s election. The notes had a 2.5-year term and were expected to mature in September 2019, unless converted in accordance with their terms prior to maturity. The notes had a conversion price of $2.50 per share. The conversion price was subject to adjustment should future equity issuances be priced at less than $2.10 per share. In addition, the notes would be subject to immediate conversion upon any change in control in the Company.

On September 27, 2017, the Company issued 11,594 shares on account of accrued interest based on a conversion price of $2.50 per share.

On November 6, 2017, the Company completed a private offering to WP at a price per share of $1.85 as described in note 8b. above. According to the terms of the convertible notes, the conversion price was adjusted to $1.85.

On November 30, 2017, $925 of the convertible notes balance was converted into 500,000 shares at a price per share of $1.85.

On December 24, 2017, WP completed a share tender offer after which WP held approximately 52% of the Company’s shares. In accordance with the terms of the convertible notes, this constituted a change of control event, and the convertible notes including all accrued interest as of December 24, 2017 were converted into 2,944,813 shares at a price per share of $1.85.

Subsequently, as of June 30, 2018 there are no convertible notes or accrued interest on account of convertible notes on the Company’s balance sheet.

CYREN LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:- SHAREHOLDERS’ EQUITY (Cont.)

d.	Equity Incentive Plan:

In 1996, the Company adopted the 1996 CSI Stock Option Plan for granting options to its U.S. employees and consultants to purchase ordinary shares of the Company, which was replaced in 2006 by the 2006 U.S. Stock Option Plan. Until 1999, the Company issued options to purchase ordinary shares to its Israeli employees pursuant to individual agreements. In 1999, the Company approved the 1999 Section 3(i) share option plan for its Israeli employees and consultants, (which was amended in 2003 and renamed the “Amended and Restated Israeli Share Option Plan”). On December 22, 2016, the Company’s shareholders approved a new stock option plan - the 2016 Equity Incentive Plan (the “Equity Incentive Plan”). This plan, along with its respective Israeli appendix, has replaced all existing employee and consultants stock option plans which have terminated.

The Equity Incentive Plan allows for the issuance of Restricted Stock Units (“RSUs”), as well as options. The options and RSUs generally vest over a period of four years. Options granted under the Equity Incentive Plan generally expire after six years from the date of grant. Options and RSUs cease vesting upon termination of the optionee’s employment or other relationship with the Company. The per share exercise price for options shall be no less than 100% of the fair market value per ordinary share on the date of grant. Any options and RSUs that are canceled or not exercised within the option term become available for future grant.

As of June 30, 2018, an aggregate of 2,074,053 ordinary shares of the Company are still available for future grant under the Equity Incentive Plan.

e.	Non-Employee Directors stock option plan:

In 1999, the Company adopted the 1999 Directors Stock Option Plan, and in 2008 shareholders approved an extension of the term of this plan through July 13, 2019. On December 15, 2006, the plan was extended through 2016. On December 22, 2016, the Company’s shareholders approved a new stock option plan - the 2016 Non-Employee Director Equity Incentive Plan (the “Non-Employee Director Plan”). This plan, along with its respective Israeli appendix, has replaced all existing Directors stock option plans which have terminated.

The Non-Employee Director Plan allows for the issuance of Restricted Stock Units (“RSUs”), as well as options. Each option and RSU granted under the Non-Employee Plan generally vests over a period of four years. Each option has an exercise price equal to the fair market value of the ordinary shares on the grant date of such option. Options granted under the Non-Employee Director Plan generally expire after six years from the date of grant. Options and RSUs cease vesting upon termination of the relationship with the Company.

As of June 30, 2018, an aggregate of 280,000 ordinary shares of the Company are still available for future grant to non-employee directors.

CYREN LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:- SHAREHOLDERS’ EQUITY (Cont.)

f.	The finalization of the tender offer executed by WP, as described in note 4b., resulted in a Change of Control event (“COC”) in accordance with the Company’s equity incentive plans. As a result, as of December 24, 2017, fifty percent of all outstanding options became fully vested, and the remainder will vest over a period of one year, or upon termination of the relationship with the optionee. In addition, as of December 24, 2017, all outstanding RSUs became fully vested in accordance with the Non-Employee Director Plan.

g.	A summary of the Company’s employees and directors’ stock option activity under the plans is as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual term (years)	Aggregate intrinsic value

Outstanding at January 1, 2018	6,050,820	$2.27	3.56	$2,498

Granted	1,086,500	2.34
Exercised	(148,393)	1.97
Expired and forfeited	(242,450)	2.58

Outstanding at June 30, 2018	6,746,477	$2.28	3.49	$4,775

Options vested and expected to vest at June 30, 2018	6,489,267	$2.28	3.44	$4,559

Exercisable options at June 30, 2018	4,344,822	$2.36	2.78	$2,779

Weighted average fair value of options granted during the year		$0.83

As of June 30, 2018, the Company had $1,781 of unrecognized compensation expense related to non-vested stock options granted to employees and directors, expected to be recognized over a remaining weighted average period of 2.91 years.

h.	The employee and director options outstanding as of June 30, 2018, have been separated into ranges of exercise prices, as follows:

Outstanding				Exercisable
Exercise		Weighted average remaining contractual	Weighted average exercise		Weighted average exercise
price per	Options	life in	price per	Options	price per
share	outstanding	years	share	exercisable	share

$1.44 - $1.93	1,668,358	3.82	$1.55	1,197,717	$1.54
$2.00 - $2.13	1,668,643	4.51	$2.03	899,231	$2.04
$2.29 - $2.79	1,876,909	3.58	$2.47	833,710	$2.62
$3.00 - $3.14	1,109,911	2.04	$3.03	1,008,037	$3.03
$3.16 - $3.32	422,656	1.63	$3.28	406,127	$3.28

	6,746,477	3.49	$2.28	4,344,822	$2.36

CYREN LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:- SHAREHOLDERS’ EQUITY (Cont.)

i.	Options to non-employees:

Issuance date	Options outstanding	Exercise price per share	Options exercisable	Exercisable through

February 13, 2013	5,000	$3.14	5,000	Feb-19
August 1, 2013	150,000	$3.08	150,000	Aug-19
May 14, 2014	3,000	$3.32	2,845	May-20
February 18, 2015	3,000	$3.00	2,566	Feb-21
February 10, 2016	40,000	$1.44	28,750	Feb-22
January 24, 2017	25,000	$2.00	12,500	Jan-23

	226,000		201,661

The options vest and become exercisable at a rate of 1/16 of the options every three months.

As of June 30, 2018, the Company had approximately $17 of unrecognized compensation expense related to non-employee, non-vested stock options, expected to be recognized over a weighted average period of 0.5 years.

j.	A summary of the Company’s RSUs activity for employees, directors and non-employees under the plans is as follows:

Number of RSUs

Outstanding at January 1, 2018	-

Granted	409,000
Vested	-
Forfeited	(10,000)

Outstanding at June 30, 2018	399,000

As of June 30, 2018, the Company had approximately $829 of unrecognized compensation expense related to RSUs, expected to be recognized over a weighted average period of 3.57 years.

CYREN LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:- SHAREHOLDERS’ EQUITY (Cont.)

k.	The total stock-based compensation expense related to all of the Company’s equity-based awards, recognized for the six month periods ended June 30, 2018 and 2017 was as follows:

	Six months ended June 30,
	2018	2017
	Unaudited

Cost of revenues	$76	$59
Research and development	192	167
Sales and marketing	197	113
General and administrative	208	222

	$673	$561

NOTE 5:- RELATED PARTIES

a.	Balances with related parties:

	June 30,	December 31,
	2018	2017
	Unaudited

Prepaid expenses (*)	$19	$31

(*)	Related to a software license agreement with a related party. See note 12b. for further details.

CYREN LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:- RELATED PARTIES (Cont.)

b.	Transactions with related parties:

	Six months ended June 30,
	2018	2017
	Unaudited

Bad debt collected (*)	$-	$226

Gain from sale of investment in affiliate (*)	$-	$450

Software licensing expenses (**)	$6	$6

(*)	Related to transactions with imatrix. The Company was a minority shareholder in imatrix corp., a Japanese company (“imatrix”). In September 2015, the Company required imatrix to repurchase all imatrix shares held by the Company pursuant to certain provisions of the Companies Act of Japan. However, since the parties could not agree on the correct valuation for such shares, in November 2015, the Company petitioned the Kawasaki Branch of Yokohama District Court in Japan to determine the share valuation of the Company’s shares in imatrix Corporation. In addition, the Company had also filed a claim regarding unpaid royalties pursuant to a commercial agreement between the two parties while imatrix separately claimed damages for unlawful termination of such agreement. In April 2017, the parties reached a settlement pursuant to which imatrix paid $676 to Cyren to settle all such claims. Out of the total settlement, $226 were paid for unpaid royalties and $450 were paid on account of the imatrix shares held by the Company. The $226 arising from imatrix’s bad debt collection were recorded under general and administrative expenses on the consolidated statements of operations. The $450 is presented as other income in the consolidated statement of operations.

(**)	Expenses arising from a software licensing agreement which was executed in March 2017. At the time of execution, the vendor was not a related party. On December 24, 2017, upon completion of the tender offer by WP, the vendor became a related party. The expenses were recorded under research and development expenses net, on the consolidated statements of operations.

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